Atlas Copco

Press Release from the Atlas Copco Group

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Atlas Copco: Ronnie Leten appointed Business Area President for Compressor Technique

Stockholm, Sweden, May 15, 2006: Effective July 1, 2006, Ronnie Leten, has been appointed business area president for Compressor Technique. He succeeds Bengt Kvarnbäck, who will continue to support the Atlas Copco Group on a part-time basis.

Ronnie Leten joined Atlas Copco in 1985. Since May 2001 he is heading the Industrial Air division within Compressor Technique. In his new position, Leten will also be a member of Atlas Copco's Group Management.

"Ronnie Leten has contributed strongly to Compressor Technique's success during the past years, both in achieving profitable growth and in developing synergies within the business area," says Gunnar Brock, President and CEO. *"With his broad knowledge and experience, and with strong leadership skills, he is well suited to further develop and grow the business area."*

Ronnie Leten, who is Belgian citizen, was born in 1956. He has a university degree in Applied Economics from Hasselt University, Belgium. Between 1985 and 1999 he has held various positions within the Compressor Technique such as Project leader for IT and logistics systems, Supply Manager Central Distribution Center and Manufacturing Manager for the Industrial Air division. Prior to his current position he was president of the Airtec division.

Compressor Technique, headquartered in Belgium, is Atlas Copco's largest business area. It consists of five divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental. Revenues were BSEK 21 in 2005, which corresponds to 39% of the Group's total revenues, and the operating margin was 19.5%.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

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Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
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